UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

                        BIO-KEY INTERNATIONAL, INC.

(Name of Issuer)

               Common Stock, par value $.0001 per share

(Title of Class of Securities)

                         09060C200

(CUSIP Number)

Micron Technology Development Limited

Unit 1903, 19/F, Tower 2, Lippo Centre

No. 89 Queensway, Hong Kong

852-2152-3940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060C200	Schedule13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Micron Technology Development Limited
2
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)
	(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF	7	SOLE VOTING POWER 2,166,089
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,166,089
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,089
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09060C200	Schedule13D	Page 3 of 5 Pages

Item 1.	Security and the Issuer.

The class of equity securities to which this statement relates is common stock, par value $ 0.0001 per share (the “Common Stock”), of BIO-key International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3349 Highway 133, Building A, Suite E, Wall, NJ 07719.

Item 2. Identity and Background

The Reporting Person filing this statement is Micron Technology Development Limited (the “Reporting Person”).

The place of organization of the Reporting Person is Hong Kong.

The principal business of the Reporting Person is investment holding.

The address of the principal office for the Reporting Person is Unit 1903, 19/F, Tower 2, Lippo Centre,

No. 89 Queensway, Hong Kong 999077

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a securities purchase agreement between the Issuer and the Reporting Person, on November 11, 2015, the Reporting Person purchased 75,000 shares (the “Series B-1 Shares”) of Series B-1 Convertible Preferred Stock at a purchase price of $100.00 per share, for aggregate gross proceeds of $7,500,000. The purchase price for the Series B-1 Shares was paid from the working capital of the Reporting Person. The Series B-1 Shares are convertible at any time at the option of the Reporting Person into shares of Common Stock at an initial conversion price of $0.30 per share, subject to a “blocker provision” which prohibits conversion if such conversion would result in the holder being the beneficial owner of in excess of 9.99% of the Issuer’s outstanding shares of Common Stock. The securities purchase agreement contains a “standstill provision” which prohibits the Reporting Person either alone or together with any other person, from acquiring additional shares of the Issuer’s common stock or any of the Issuer’s assets, soliciting proxies, or seeking further representation on the Issuer’s board of directors.

On March 23, 2018, the Issuer received notice from the Reporting Person of its desire to increase its maximum percentage of beneficial owner from 9.99% to 19.99%. In connection with this request, the Issuer entered into a securities purchase agreement with the Reporting Person to purchase 82,755 shares of Common Stock in consideration of the conversion of an accrued dividend payable on the Series B-1 Shares in the amount of $297,917 resulting in a per share purchase price of $3.60. Effectiveness of the increase in the maximum beneficial ownership of the Reporting Person and conversion of dividends required the Issuer to waive the “standstill provision” included in the securities purchase agreement dated November 11, 2015 by and between the Issuer and the Reporting Person. The Issuer waived the “standstill provision” for the purpose of permitting the Reporting Person to convert additional shares of Series B-1 Shares into Common Stock so long as after giving effect to any such conversions, the Reporting Person does not beneficially own in excess of 19.99% of the Issuer’s Common Stock.

On March 23, 2018, the Issuer received a conversion notice from the Reporting Person to convert 31,140 Series B-1 Shares. Each share of the Series B-1 Shares has an original issue price of $100.00 and is convertible into shares of the Issuer’s common stock at a conversion price of $3.60 per share. The forgoing conversion resulted in the issuance of 865,000 shares of Common Stock.

CUSIP No. 09060C200	Schedule13D	Page 4 of 5 Pages

Item 4.	Purpose of Transaction.

The Series B-1 Shares were purchased for investment purposes. Pursuant to the Certificate of Designation of the Series B-1 Shares, the holders of a majority of the Series B-1 Shares have the right to nominate one person to serve on the Board of Directors of the Issuer. The Reporting Person holds over 98% of the issued and outstanding Series B-1 Shares. Except as set forth in the preceding sentence, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events specified in (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 2,166,089 shares of Common Stock, which consists of 947,755 shares of Common Stock and 1,218,334 shares of Common Stock issuable upon conversion of the Series B-1 Shares. The shares of Common Stock beneficially owned by the Reporting Person constitute 18.2% of the Issuer’s outstanding shares of Common Stock.

(b) The Reporting Person exercises sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Person.

(c) On March 23, 2018, the Issuer received notice from the Reporting Person of its desire to increase its maximum percentage of beneficial owner from 9.99% to 19.99%. In connection with this request, the Issuer entered into a securities purchase agreement with the Reporting Person to purchase 82,755 shares of Common Stock in consideration of the conversion of an accrued dividend payable on the Series B-1 Shares in the amount of $297,917 resulting in a per share purchase price of $3.60. Effectiveness of the increase in the maximum beneficial ownership of the Reporting Person and conversion of dividends required the Issuer to waive the “standstill provision” included in the securities stock purchase agreement dated November 11, 2015 by and between the Issuer and the Reporting Person. The Issuer waived the “standstill provision” for the purpose of permitting the Reporting Person to convert additional shares of Series B-1 Shares into Common Stock so long as after giving effect to any such conversions, the Reporting Person does not beneficially own in excess of 19.99% of the Issuer’s Common Stock.

On March 23, 2018, the Issuer received a conversion notice from the Reporting Person to convert 31,140 Series B-1 Shares. Each share of the Series B-1 Shares has an original issue price of $100.00 and is convertible into shares of the Issuer’s common stock at a conversion price of $3.60 per share. The forgoing conversion resulted in the issuance of 865,000 shares of Common Stock.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth above in Item 3 and Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

99.1

Form of Securities Purchase Agreement dated November 11, 2015 (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q filed by Bio-Key International, Inc. on November 16, 2015).

99.2

Form of Securities Purchase Agreement dated March 23, 2018 (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K filed by Bio-Key International, Inc. with the SEC on March 28, 2018).

CUSIP No. 09060C200	Schedule13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2018	Micron Technology Development Limited

/s/Chen Hao
Name: Chen Hao Title: Director